UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Digital Ally, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

25382P109
(CUSIP Number)

Stephen Gans
14850 NW 44th Court
Opa Locka, Florida 33054
(305) 687-2144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Seth P. Markowitz, Esq.
Seth P. Markowitz, P.C.
100 Garden City Plaza, Suite 500
Garden City, New York 11530

January 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25382P109

1	Name of Reporting Persons
Stephen Gans
I.R.S. Identification Nos. of above persons (entities only)
Intentionally Omitted

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power
Number of Shares		17,500
Beneficially
Owned by Each	8	Shared Voting Power
Reporting Person		0
With
	9	Sole Dispositive Power
		17,500

	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned By Each Reporting Person
17,500

12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
0.76 (1)

14	Type of Reporting Person (See Instructions) IN

(1) Based on 2,295,553 split-adjusted shares of Common Stock of the Issuer outstanding at the close of business on May 13, 2014, as represented in the Issuer's Registration Statement on Form S-3 Filed on May 15, 2014.

This Amendment No. 6 to Schedule 13D ("Amendment No. "6") amends the statement on Schedule 13D relating to shares of common stock, par value $0.001 per share (the "Common Stock") of Digital Ally, Inc., a Nevada corporation (the "Issuer"), filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on June 24, 2011 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on August 17, 2011 ("Amendment No. 1"), as further amended by Amendment No. 2 thereto filed by the Reporting Persons with the Commission on July 26, 2013 ("Amendment No. 2"), as further amended by Amendment No. 3 thereto filed by the Reporting Person with the Commission on March 6, 2014 ("Amendment No. 3"), as further amended by Amendment No. 4 thereto filed by the Reporting Person with the Commission on May 28, 2014 ("Amendment No. "4"), and as further amended by Amendment No. 5 thereto filed by the Reporting Person with the Commission on June 20, 2014 ("Amendment No. 5").

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as otherwise provided herein and in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, each Item of the Original Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

No changes are made to this Item from what was reported in Amendment No. 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety, as follows:

On July 12, 2014 the Reporting Person disposed of 381,087 shares of the Issuer's common stock in open market transactions. As a result, the Reporting Person's beneficial ownership is less than 5% of the outstanding shares of the Issuer. The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to change his plans and intentions at any time as he deems appropriate.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended as follows:

(a) As of the date of this Amendment No. 6, as discussed above, the Reporting Person owns 17,500 shares of the Issuer's Common Stock, which constitutes approximately 0.76% of the outstanding shares of Common Stock of the Issuer, based on 2,295,553 split-adjusted shares of Common Stock of the Company outstanding at the close of business on May 13, 2014, as represented in the Issuer's Registration Statement on Form S-3 Filed on May 15, 2014;

Item 5(c) is hereby amended as follows:

(c) Since the filing of Amendment No. 5 to the Original Schedule 13D, the Reporting Person disposed the following shares of the Issuer's Common Stock, inclusive of any transactions effected through 5:00 p.m., New York City time, on the date hereof. All such transactions were sales of Shares effected in the open market:

Date	Shares of Common Stock of Issuer Disposed of by Reporting Person	Average Sale Price	Total Number of Shares of Issuer Held By Reporting Person
July 11, 2014	381,087	$7.5079	17,500

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2014

/s/Stephen Gans
Name/Title: Stephen Gans

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)